FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         December, 2003

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 5th day of December, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

LICENSE AGREEMENT WITH REEBOK

VANCOUVER, B.C., December 5, 2003 — In 2001, Clearly Canadian Beverage Corporation (the “Company”) (TSX: CLV; OTCBB: CCBC) was granted a license from Reebok International Ltd. (“Reebok”) to manufacture, distribute and sell a Reebok branded fitness water beverage in the United States, Canada and the Caribbean. Reebok has recently advised the Company that if it does not satisfy its 2003 minimum net sales requirements under the license agreement, Reebok does not intend to renew the license agreement and the license would terminate effective December 31, 2003. The Company does not anticipate being able to meet the minimum sales requirements by December 31, 2003, and therefore, the Company does not expect Reebok to renew the license agreement beyond December 31, 2003. Should Reebok elect not to renew the license agreement, the Company will consider developing its own line of fitness water beverage products and/or formulating such a product line for other potential customers.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tre Limone® which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and includes the Company’s analysis of its current and future license arrangements with Reebok, as well as the Company’s ability to develop its own line of fitness water products or to attract other potential customers that may wish to utilize the Company’s services to develop such beverage products and such statements are also based on the Company’s analysis of its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and the Company’s product distribution changes and promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact: Clive Shallow, Manager, Shareholder Relations (e-mail: cshallow@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)	Valerie Samson, Communications (e-mail: vsamson@clearly.ca)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.